

August 23, 2010

Mr. Jerome R. Mahoney
Chief Executive Officer and Principal Financial Officer
iVoice, Inc.
750 Highway 34
Matawan, NJ 07747

>   **Re: iVoice, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2009**
>   **Filed April 13, 2010**
>   **File No. 000-29341**

Dear Mr. Mahoney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

b) Principles of Consolidation, page F-12

1.   We note that you are consolidating the financial statements of B Green Innovations based on you determination that this Company is a variable interest entity and that you are the primary beneficiary. Please provide us with your analysis that you determined B Green Innovations is a variable interest entity and that you are the primary beneficiary. Refer to ASC 2009-17.

<u>Exhibit 31.1</u>

2. We note that you continue to refer to yourself as a "small business issuer" throughout this certification. Tell us why you continue to refer to yourself as a "small business issuer" rather than as a "registrant." Refer to Item 601(b)(31)(i) of Regulation S-K. Similar concerns apply to Exhibit 31.1 included in your Form 10-Q's for the quarterly periods ended March 31, 2010 and June 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief